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SEC FILE NUMBER
8-67499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHOPOFF SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18565 Jamboree Road, Suite #200
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivana Shumberg	713-582-4897	ishumberg@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

18500 Von Karman Ave., 10th Floor	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Shopoff Securities, Inc, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO and President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2025

INDEX TO FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm

To the Directors and Stockholder of
Shopoff Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the Company) as of December 31, 2025, the related statements of statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Pursuant to Rule 15c3-3(e) of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession of Control Requirements Pursuant to Rule 15c3-3(b) of the Securities and Exchange Commission (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2007.

Irvine, California
March 25, 2026

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	117,876
Commissions receivable from related party (Notes 2 and 5)		1,000
Prepaid expenses		1,062
Other current asset		2,007
Right-of-use asset, net (Note 6)		47,474
Fixed assets, net		2,124
Total assets	$	171,543

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	20,475
Commissions payable to SRI Employee (Note 5)		700
Due to affiliate (Note 5)		706
Lease liability, net (Note 6)		53,065
Total liabilities	$	74,946

Commitments and Contingencies (Note 7)

Stockholder's Equity

Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding	6
Additional paid-in-capital	359,000
Retained deficit	(262,409)
Total stockholder's equity	96,597
Total liabilities and stockholder's equity	$ 171,543

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

REVENUES		
Underwriting fees	$	388,553
Commissions		116,060
Total Revenues		504,613
EXPENSES		
Commissions and compensation		338,938
Professional fees		216,520
Rent		52,757
Licenses and fees		30,932
General and administrative		48,968
Total Expenses		688,115
NET LOSS	$	(183,502)

 The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2025

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE – December 31, 2024	5,500	$ 6	$ 259,000	$ (78,907)	$ 180,099
Contribution	—	—	100,000	—	100,000
Net Loss	—	—	—	(183,502)	(183,502)
BALANCE – December 31, 2025	5,500	$ 6	$ 359,000	$ (262,409)	$ 96,597

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(183,502)
Adjustment to reconcile net loss to net cash used in operating activities:		
Non-cash rent expense		(4,385)
Changes in operating assets and liabilities:		
Commissions receivable from related party		29,549
Prepaid expenses		(1,083)
Accounts payable		16,386
Commissions payable to SRI Employee		(20,458)
Other accrued liabilities		(23,968)
Due to affiliate		(2,975)
Net cash used in operating activities		(190,436)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		100,000
Net cash provided by financing activities		100,000
NET DECREASE IN CASH		(90,436)
CASH – beginning of year		208,312
CASH – end of year	$	117,876

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD"), now known as the Financial Industry Regulatory Authority ("FINRA"), to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers, and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner share interests sponsored by Shopoff Realty Investments, L.P. ("SRI"), a related party and entity owned by the Stockholder. During the year ended December 31, 2025, offerings included Shopoff Secured 10 PCT Interest Fund, LP, Shopoff DHS Industrial Development Fund, LP, Shopoff Dream QOZ Fund, LP, Shopoff UTH Development Fund I, LP, Shopoff Fountain Valley Credit Fund, LP, Integris Secured Credit Fund VI, LP, and Shopoff Buena Park Entitlement Fund, LP. The Company sells interests in such offerings on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2025, the Company also acted as a managing broker dealer by contracting with other brokerage firms to sell limited partner interests in the aforementioned funds but the Company generally recognizes less revenue in connection with such transactions.

For the year ended December 31, 2025, the Company had a loss of $183,502 and had negative cash flow from operating activities of $190,436. As of December 31, 2025, the Company had cash of $117,876 and stockholder's equity of $96,597. Management believes that the Company's current cash position, in addition to future cash flows from operations, will be sufficient to fund the Company's obligations over the next twelve months. The Stockholder has the ability to reduce Company's expenses to offset any decrease in future cash flows from operations due to a decrease in future revenue. Moreover, the Company has historically relied on its Stockholder to fund any shortfalls from operations and the Stockholder remains committed to funding future operations to the extent the Company fails to generate sufficient liquidity through its revenue activities. As such, management believes that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date the financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2025.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions that limit credit risk.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fixed Assets

Fixed assets consist of equipment, furniture and fixtures which are carried at cost, net of accumulated depreciation. Depreciation on fixed assets is primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed Assets (continued)

Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2025, fixed assets and accumulated depreciation were $17,725 and $15,601, respectively.

Office Lease

The Company subleases its office space from SRI under an operating lease agreement. The Company accounts for its operating lease in accordance with Accounting Standards Codification, Topic 842 – Leases ("ASC 842"). In accordance with ASC 842, the sublease was classified as an operating lease. Upon adoption of ASC 842, the Company recognized a right-of-use asset (the office) and a lease liability for future lease payments of $234,717. The Company calculated the carrying value of the right-of-use asset and lease liability by discounting future lease payments using an estimated incremental borrowing rate. As the Company's office lease does not provide a readily determinable implicit rate, the Company estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company recognizes the lease payments as expense, which are included in rent expense in the accompanying statement of operations. See Note 6 for additional information.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of significant financial instruments, including cash and accounts payable approximate their fair value as of December 31, 2025, based on their relatively short-term nature.

In the opinion of management, the fair value of payables to related parties may not be considered at arm's length and, accordingly, cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2025, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition

For the investment funds described in Note 5, the Company is generally entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1.25% of the gross capital contributions with respect to ownership interests sold. However, the Company only receives underwriting fees of up to 2% when the Company is acting as a managing broker-dealer and contracting with other broker-dealers to sell interest in the aforementioned investment funds.

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within the operating expenses.

The Company recognizes fees from related parties in accordance with the arrangements discussed in Note 1, when the related services are performed at the point of time when the criteria disclosed in the above paragraph are met.

Commissions Receivable from Related Party

As of December 31, 2025, the Company had commissions receivable in the amount of $1,000 from a related party. The amount is non-interest bearing and there were no losses associated with this receivable during 2025. The entire balance was paid in January 2026.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ASC 326-20, Financial Instruments - Credit Losses ("FASB ASC 326-20"). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Commissions Receivable from Related Party (continued)

The Company estimates expected credit losses over the life of the receivable as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. No credit losses are expected over the life of the commissions receivable.

Common Control

Because the Company and certain related parties are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5% of revenue.

While electing S corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Segment Reporting

The Company is permitted to engage in the three types of businesses: Underwriter or selling group participant (corporate securities other than mutual funds), broker or dealer selling tax shelters or limited partnerships in primary distributions, and private placement of securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses cash on hand and required-recurring operating expenses to manage the Company. Additionally, since the Company has no revenues, the CODM uses excess net capital (see Note 3), to also make operational decisions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Significant segment operating expenses are detailed in the Company's Statement of Operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Subsequent Events

The Company evaluated subsequent events through March 25, 2026 which is the day the financial statements were available to be issued. The Company has concluded that no events have occurred subsequent to December 31, 2025 that require consideration as adjustments to or disclosure in its financial statements, other than those disclosed in Note 5 below.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2025, the Company had net capital of $91,404, as defined, which was $86,404 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2025 was 0.30-to-1.

The Company's management is responsible for compliance with the exemption provisions and its statements. The Company does not claim an exemption from SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company, during the reporting period, (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where by the funds are payable to the issuer or its agent and not to the Company; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3).

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $6. From inception through December 31, 2025, the Stockholder had contributed an aggregate of $1,109,567 to additional paid-in capital; contributions of $100,000 were made by the Stockholder during the year ended December 31, 2025. From inception through December 31, 2025, the Company made aggregate distributions of $750,567 to its Stockholder; however, no distributions were made to its Stockholder during the year ended December 31, 2025.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. SRI is the sponsor of limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of SRI and William and Cindy Shopoff, co-trustees of the Stockholder, are the limited partners in SRI. The general partner of each of the related party funds discussed in Note 1, and, below is indirectly majority owned by the Stockholder of the Company.

All revenues were derived from funds and entities related to the Company for the year ended December 31, 2025 were as follows:

Fund Name	Status at December 31, 2025	2025 Revenues
SHOPOFF SECURED 10 PCT INTEREST	Closed	$ 12,900
Shopoff DHS Industrial Development Fund	Closed	$ 7,139
Shopoff Dream QOZ Fund	Closed	$ 3,996
Shopoff Fountain Valley Credit Fund	Active	$ 273,188
Shopoff UTH Development Fund I, LP	Active	$ 3,261
Shopoff Buena Park Entitlement Fund	Active	$ 204,129
Integris Secured Credit Fund VI, LP	Closed	$ —

During the year ended December 31, 2025, the Company processed investments of $800,000 for Integris Secured Credit Fund VI, LP, for third-party unaffiliated investors, as well as related party and affiliated investors, as specified by the agreements with these funds as the managing broker-dealer, for which all commissions and fees were waived by the Company.

In June 2007, the Company entered into an expense sharing agreement with SRI. The terms of the agreement were for one year and automatically renews unless terminated by

5. RELATED PARTY TRANSACTIONS (*continued*)

the Company or SRI upon thirty days advance notice. Subject to the terms of this agreement, SRI agrees to provide the Company with management and back-office services as described in the agreement. According to such agreement, unless the costs related to these services would cause the net capital of the Company to fall below the minimum net capital requirement, the Company is required to reimburse SRI for its share of services and expenses shared with SRI based on an agreed upon allocation percentage for each type of expense. This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses, to the extent these expenses have not yet been paid by SRI. During the year ended December 31, 2025, the Company paid SRI $57,142 excluding payments related to the commission reimbursement, of which the entire $57,142 was related to the office lease discussed in Note 6. As of December 31, 2025, a liability of $706 related to expense sharing agreement with SRI is included in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

During the year ended December 31, 2025, the Company recognized $388,553 of underwriting fees which are presented as underwriting fees in the accompanying statement of operations. Of this amount, $387,553 was received during the year ended December 31, 2025, and the outstanding balance as of December 31, 2025, of $1,000 was accrued and presented as commissions receivable from related parties in the accompanying statement of financial condition. Such amount was collected subsequent to December 31, 2025.

During the year ended December 31, 2025, the Company incurred $338,938 of commissions due to employees of SRI which are presented as commissions and compensation in the accompanying statement of operations. Of this amount, $338,238 was paid during the year ended December 31, 2025. The outstanding balance as of December 31, 2025, of $700 of commissions payable to SRI employees is presented in the accompanying statement of financial condition. Such amount was paid subsequent to December 31, 2025.

6. OFFICE LEASE

On November 19, 2021, SRI subleased an office located in Irvine, California, which became available for SRI's use on December 15, 2021. On January 1, 2022, the Company subleased office space from SRI, under a lease that expires on November 30, 2026.

During the year ended December 31, 2025, the Company incurred $52,757 of rent expense related to its office space that was subleased from SRI under an operating lease agreement.

6. OFFICE LEASE *(continued)*

The table below presents lease-related assets and liabilities as of December 31, 2025:

Assets

Operating lease right-of-use asset	$ 47.474

Liabilities

Lease liability	$ 53,065

Supplemental Information

The table below presents supplemental information related to the Company's operating lease during the year ended December 31, 2025:

Weighted average remaining lease term	0.9 year
Weighted average discount rate	4 %

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows of the Company's operating lease for 2026 to the operating lease liabilities::

2026	53,952
Less imputed interest	(887)
Present value of future minimum lease payments	$ 53,065

7. COMMITMENTS AND CONTINGENCIES

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such other matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently the Company is not aware of any active commitments and contingencies as of December 31, 2025.

SHOPOFF SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	96,597
Less: Non-allowable assets		
Prepaid expenses		(1,062)
Fixed assets, net		(2,124)
Other current assets		(2,007)
Net capital		91,404
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,831
Minimum dollar net capital required for reporting broker/dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital (regulatory net capital less net capital requirement)		86,404
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION		
Ratio of aggregate indebtedness to net capital		0.30-to-1

There are no differences between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5, as amended, as of February 20, 2026.

SHOPOFF SECURITIES, INC.
SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3(e) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote to 74 SEC Release 34-70073 and therefore is not subject to the Rule.

SHOPOFF SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3(b) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

EXEMPTION REPORT



Report of Independent Registered Public Accounting Firm

To the Directors and Stockholder of
Shopoff Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

(1) Shopoff Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company does not claim an exemption from 17 C.F.R. § 240.15c3-3; and

(2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to securities transactions via subscriptions on a subscription way basis where customer funds are payable directly to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where customer funds are payable directly to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company met the identified exemption provisions throughout the year ended December 31, 2025 without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in footnote 74 to SEC Release 34-70073.

Baker Tilly US, LLP

Irvine, California
March 25, 2026